Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

06018629

SUPPL

Randers, 15 November 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 47/2006 of 13 November 2006
  "Financial calendar and information about Q3"
- Stock exchange announcement No. 48/2006 of 15 November 2006
  "Vestas enters into a frame agreement with French EEN"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

dlw 11/20

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 13 November 2006
Stock exchange announcement No. 47/2006

Financial calendar 2007 and information about Q3

The Vestas Group's financial calendar for 2007:

20 March 2007	Publication of annual report 2006
28 March 2007	Convening for Annual General Meeting
26 April 2007	Annual General Meeting
15 May 2007	Publication of quarterly report for first quarter 2007
21 August 2007	Publication of interim financial report for 2007
6 November 2007	Publication of quarterly report for third quarter 2007 and guidance for 2008

As a consequence of the continuously increasing international interest in the Vestas Group and in wind energy in general, Vestas has found it natural to move its financial presentations to London effective from this third quarter 2006.

The financial report for third quarter 2006 inclusive of guidance for 2007 will be published on 22 November at 8:30 a.m. (CET). In connection with the publication of the financial report, an information meeting (inclusive telephone conference and webcast) will be held for investors, analysts and the press at the Guoman Tower Hotel (upper foyer, Bridge 1-2), St Katherine's Way, London, E1W 1LD, England, on Wednesday, 22 November 2006 at 2 p.m. (GMT) (3 p.m. CET). The information meeting, which will be held in English, will be webcast live via Vestas' website www.vestas.com.

Furthermore, enclosed you will find an overview of the 2005 quarterly financial figures converted into International Financial Reporting Standards (IFRS). Please note that the profit warning in November 2005 is included in the Q4 figures.

Any questions may be addressed to Mr Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone: +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Income statement for the four quarters of 2005 converted into IFRS

mEUR	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Full year
Revenue	**495.1**	**642.9**	**973.2**	**1,471.4**	**3,582.6**
Production cost	(489.0)	(642.9)	(906.2)	(1,460.0)	(3,498.1)
Gross profit	**6.1**	**0.0**	**67.0**	**11.4**	**84.5**
Research and development costs	(10.1)	(13.9)	(20.0)	(28.7)	(72.7)
Sales and distribution expenses	(9.1)	(10.4)	(11.5)	(11.7)	(42.7)
Administrative expenses	(23.6)	(28.8)	(15.5)	(16.9)	(84.8)
Operating profit/(loss)	**(36.7)**	**(53.1)**	**20.0**	**(45.9)**	**(115.7)**
Share of profit/(loss) in associated companies	0.0	0.0	0.0	(0.1)	(0.1)
Net financials	(15.1)	(11.3)	2.8	(18.8)	(42.4)
Profit/(loss) before tax	**(51.8)**	**(64.4)**	**22.8**	**(64.8)**	**(158.2)**
Corporation tax	16.6	13.9	(6.5)	(57.3)	(33.3)
Net profit/(loss)	**(35.2)**	**(50.5)**	**16.3**	**(122.1)**	**(191.5)**
The period's earnings per share, (EUR) basic	(0.20)	(0.29)	0.09	(0.70)	(1.10)
The period's earnings per share, (EUR) diluted	(0.20)	(0.29)	0.09	(0.70)	(1.10)
Gross margin (%)	1.2%	0.0%	6.9%	0.8%	2.4%
EBIT (%)	-7.4%	-8.3%	2.1%	-3.1%	-3.2%

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 15 November 2006
Stock exchange announcement No. 48/2006

Vestas enters into a frame agreement with French EEN

Vestas has signed a frame agreement with EEN - EDF Energies Nouvelles - for a total of 200 MW for wind power plants in France, Greece and Italy. The wind power plants will be delivered during 2008 and 2009, and the frame agreement furthermore includes an option for delivery of an additional 200 MW per year in the years 2008 and 2009.

The contract comprises supply and commissioning of the wind turbines as well as installation of Vestas' SCADA system VestasOnline™. The supply includes the following wind turbines: V52-850 kW, V80-2.0 MW, V90-2.0 MW and V90-3.0 MW.

"We are very satisfied with the signing of this frame agreement with EEN," says Ebbe Funk, President of Vestas Mediterranean A/S and continues: *"The agreement is the result of long negotiations, and it will create a stable platform for the future business relationship between our two companies. Apart from these European projects, EDF has activities in the UK, USA and Mexico, and we hope that our partnership in future may be extended to these markets as well."*

EEN - EDF Energies Nouvelles - is 50 per cent owned by the French utility, the EDF Group, and the remaining 50 per cent is owned by a private investor. With an installed capacity of 789 MW of wind power by the end of June 2006, EEN is an important player in the wind power market. Apart from onshore projects, EEN has also plans of developing offshore projects in Europe.

The above frame agreement does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 39/2006 of 24 August 2006.

Any questions may be addressed to Ditlev Engel, President and CEO of Vestas Wind Systems A/S, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S